IMPORTANT NOTICE

This Proxy Card is not the Proxy Form. It contains instructions on how you may access, complete, and submit the Proxy Form to the Company online.

VINFAST

VINFAST AUTO LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

Proxy Forms must be completed and submitted by 9:00 a.m., Eastern Standard Time, on May 24, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to complete and submit your Proxy Form. Have your proxy card available when you access the above website. Follow the prompts to submit your Proxy Form.

Please mark your votes like this **X**

PROXY

	FOR	AGAINST	ABSTAIN
(1) Approval of the proposed transfer of all of the Company's shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam), and the directors of the Company and each of them be and are hereby severally authorised to complete and to do all acts and things (including, without limitation, approving, modifying and executing all such documents as may be required) as he or she may consider necessary, desirable or expedient for the purposes of or in connection with and to give effect to this Ordinary Resolution	☐	☐	☐

CONTROL NUMBER

☐

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting and the Directors' Recommendation

To vote, you should access https://www.cstproxy.com/vinfastauto/2026. If you are a person whose name is entered in the register of members of VinFast Auto Ltd. ("VinFast") and you wish to vote by proxy, please complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9:00 a.m. Eastern Standard Time, on May 24, 2026, being seventy-two hours before the time appointed for the EGM.

The Notice of Extraordinary General Meeting and the proxy statement are currently available on the website https://www.cstproxy.com/vinfastauto/2026.

The board of directors of VinFast ("Board") recommends a vote "FOR" proposals 1. Each Director shall, however, abstain from voting on any Board resolutions relating to the recommendation or approval of any transaction in which he or she has a direct or indirect material personal interest, in accordance with the Constitution of VinFast.

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No: 201501874G)